                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                     _______________________



                            FORM 11-K


(Mark One)

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996


                                OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________


Commission file number 33-39034


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


          HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          HBO & Company
                    301 Perimeter Center North
                     Atlanta, Georgia  30346
                         (770) 393-6000

                       SNYDER, CAMP, STEWART & CO., LLP
                         CERTIFIED PUBLIC ACCOUNTANTS
                           3850 HOLCOMB BRIDGE ROAD
                                  SUITE 210
                           NORCROSS, GEORGIA 30092
                                (770) 263-9666
                          TELECOPIER (770) 441-1880

                         INDEPENDENT AUDITORS' REPORT

Administrative Committee
HBO & Company Profit Sharing and Savings Plan

    We have audited the accompanying statements of net assets available for benefits of HBO & Company Profit Sharing and Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HBO & Company Profit Sharing and Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Securities and Exchange Commission and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                        /s/SNYDER CAMP STEWART & CO LLP

                           SNYDER, CAMP, STEWART & CO., LLP
Atlanta, Georgia
May 23, 1997

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1996 and 1995

                                                                     1996           1995
                                                                --------------  -------------
Assets:
 Investments, at fair value:
  HBO & Company Common Stock Fund.............................  $   37,178,326  $  20,386,601
  Fidelity Magellan Fund......................................      23,326,930     22,325,414
  Fidelity Growth and Income Fund.............................      22,435,878     15,955,736
  Fidelity Retirement Money Market Fund.......................       6,630,055      6,044,568
  Fidelity Asset Manager......................................       4,065,764      3,173,483
  Fidelity Managed Income Fund................................       1,714,963      1,400,057
  Fidelity Intermediate Bond Fund.............................       1,744,475      1,346,381
  Fidelity International Growth and Income Fund...............       1,545,592        461,479
  Fidelity Blue Chip Growth Fund..............................       5,440,319      2,563,562
  Fidelity Equity Income II Fund..............................       3,723,426      1,255,847
                                                                --------------  -------------
    Total investments.........................................     107,805,728     74,913,128

 Contributions receivable from employer.......................         331,097        278,575
 Contributions receivable from participants...................         802,439      1,159,402
 Loans receivable from participants...........................       1,937,362      1,302,830
 Accrued investment income....................................          12,523         10,642
                                                                --------------  -------------
    Total assets..............................................     110,889,149     77,664,577

Liabilities...................................................        --             --
                                                                --------------  -------------
Net assets available for benefits.............................  $  110,889,149  $  77,664,577
                                                                --------------  -------------
                                                                --------------  -------------




                      See accompanying notes to financial statements.

                           HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                      Statements of Changes in Net Assets Available for Benefits

                           For the Years Ended December 31, 1996 and 1995

                                                                     1996           1995
                                                                --------------  -------------
Additions to net assets attributed to:
 Investment income............................................  $    6,348,812  $   2,808,837
 Unrealized appreciation in fair value of investments.........       9,395,315     14,837,997
 Realized gain on sale of investments.........................       4,043,165      2,651,602
                                                                --------------  -------------
    Net increase from investment activities...................      19,787,292     20,298,436

 Contributions:
  Employer....................................................       4,009,263      3,085,933
  Participants................................................      16,639,795     18,075,829
 Interest income on loans to participants.....................          70,910         38,051
                                                                --------------  -------------
    Total additions...........................................      40,507,260     41,498,249

Deductions from net assets attributed to:
  Benefits paid directly to participants......................      (7,282,613)    (5,839,112)
  Administrative fees.........................................             (75)      --
                                                                --------------  -------------
    Net increase..............................................      33,224,572     35,659,137

Net assets available for benefits:
 Beginning of year............................................      77,664,577     42,005,440
                                                                --------------  -------------
 End of year..................................................  $  110,889,149  $  77,664,577
                                                                --------------  -------------
                                                                --------------  -------------






                See accompanying notes to financial statements.

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1996 and 1995

(1) DESCRIPTION OF PLAN

    The following description of HBO & Company Profit Sharing and Savings Plan (the "Plan") provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan which covers all employees of HBO & Company and HBO & Company of Georgia (jointly referred to herein as the "Company") who have completed six months of service (12 months for pre-1995 plan years) and have attained age 21 as of a Plan entry date. The Plan's entry dates are January 1, April 1, July 1, and October 1.

    Each eligible employee can elect to defer a percentage of pretax compensation, as defined, of from one to a maximum of fifteen percent and may contribute such amounts to the Plan. Such deferral elections must be made in whole percentages. If necessary, the salary deferral contributions allowed by a participant will be reduced by the Plan's Administrative Committee (see note 3) so that such contributions do not cause the Plan to be discriminatory or exceed the limitations of the Internal Revenue Code.

    The Company also may contribute to the Plan at the election of the Board of Directors through matching contributions and/or discretionary contributions. Each participant's share of Company discretionary contributions is related to the participant's compensation, as defined. Company contributions may not exceed the maximum allowable as a deduction as defined by the Internal Revenue Code. During 1996 and 1995, the Company contributed $.75 for each $1 contributed by employees; however, this Company matching contribution was only applicable for employee contributions of up to 4% of pretax compensation. No Company discretionary contributions were authorized for the years ended December 31, 1996 and 1995.

    Participants are 100% vested in their pretax compensation contributions and earnings thereon at all times. Company matching and discretionary contributions credited to a participant's account and earnings thereon vest on a graded basis. A participant becomes 20% vested in his/her Company account after one year of service and an additional 20% becomes vested in each of the following four years until a participant fully vests after five years of service (effective January 1, 1995). Prior to January 1, 1995, a participant became 20% vested in his/her Company account after three years of service and an additional 20% vested in each of the following four years until a participant fully vested after seven years of service. Further, a participant is automatically 100% vested without regard to years of service in the event of termination due to death, disability, or attainment of age 65. Allocation of Plan earnings/losses is based on a participant's account balance in the respective fund.
                                                                    (Continued)

                    HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                             December 31, 1996 and 1995


(1) DESCRIPTION OF PLAN, CONTINUED

    Forfeitures of terminated participants' nonvested accounts are allocated among the remaining participants in the Plan at the end of the Plan year as if the forfeitures are additional matching contributions, as designated by the Administrative Committee. At December 31, 1996, forfeited nonvested accounts amounted to $215,309. These accounts may be used to reduce future employer contributions.

    Participants have the option to direct the investment of their accounts between ten investment funds: the Fidelity Retirement Money Market Fund, the Fidelity Managed Income Fund, the Fidelity Intermediate Bond Fund, the Fidelity Growth and Income Fund, the Fidelity Magellan Fund, the Fidelity Asset Manager Fund, the Fidelity International Growth and Income Fund, the Fidelity Blue Chip Growth Fund, the Fidelity Equity Income II Fund and HBO & Company Common Stock Fund.

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to 5 years, except that loan terms for the purchase of a primary residence are at the discretion of the Administrative Committee. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Administrative Committee. Principal and interest is paid ratably through monthly payroll deductions.

    Upon termination, participants under age 65 with account balances totaling more than $3,500 may elect to (1) delay the distribution of his/her accounts or
(2) receive his/her vested benefits generally in a lump sum distribution. The full value of benefits (regardless of amount) are payable upon normal or postponed retirement or to beneficiaries upon death of the participant. Participants with balances totaling less than $3,500 or on total or permanent disability receive a lump sum distribution of his/her vested benefits.

    Under a provision of the Plan, the Company, through actions of its Board of Directors, reserves the right to terminate the Plan. If the Plan is terminated, each participant shall become fully vested as of the termination date.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accounting records of the Plan are maintained on the accrual basis.

    HBO & Company Common Stock and investment funds held for investment by the Plan are stated at quoted market values from independent published sources. Loans receivable from participants are stated at cost which approximates fair value.

    The change in the difference between current value and the cost of the investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) in fair value of investments.
                                                                    (Continued)

                    HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                              December 31, 1996 and 1995


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    Realized gain (loss) on sale of investments is the difference between the proceeds received and the average cost of investments sold.

    Benefits are recorded when paid. The amount of benefits approved for payment, but not disbursed, to participants who have withdrawn from the Plan at December 31, 1996 was $37,143.

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(3) ADMINISTRATION

    The Company's Employee Benefits Administrative Committee (the
"Administrative Committee") is the Plan administrator. Fidelity is the Trustee, with custodial responsibility for the Plan's assets. The Plan is liable for all administrative expenses not paid by the Company. At the direction of the Administrative Committee, the Plan's administrative expenses for 1996 and 1995 were paid by the Company.

(4) INCOME TAX STATUS

    The Plan is intended to be qualified under the Internal Revenue Code (the "IRC"). A favorable ruling was obtained from the IRS as to the tax exempt status of the Plan in October, 1995.

(5) TRANSACTIONS WITH PARTIES-IN-INTEREST

    During the year ended December 31, 1996, the Plan purchased 433,718 shares of the Common Stock of HBO & Company, the Plan sponsor, for $10,216,175, and sold 73,613 shares of the Common Stock of HBO & Company for $5,067,732 in accordance with the terms of the Plan.

    During the year ended December 31, 1995, the Plan purchased 87,631 shares of the Common Stock of HBO & Company, the Plan sponsor, for $4,802,545, and sold 63,962 shares of the Common Stock of HBO & Company for $2,869,992 in accordance with the terms of the Plan.
                                                                    (Continued)

                    HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                              December 31, 1996 and 1995


(6) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1996 and 1995 to Form 5500:

                                                                     1996           1995
                                                                --------------  -------------
Net assets available for benefits per the financial
  statements..................................................  $  110,889,149  $  77,664,577
Amounts allocated to withdrawing participants.................         (37,143)        (2,325)
                                                                --------------  -------------
Net assets available for benefits per the Form 5500...........  $  110,852,006  $  77,662,252
                                                                --------------  -------------
                                                                --------------  -------------

    The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1996 to Form 5500:

Benefits paid to participants per the financial statements....................  $   7,282,613
Add: Amounts allocated to withdrawing participants at December
  31, 1996....................................................................         37,143
Less: Amounts allocated to withdrawing participants at December
  31, 1995....................................................................  $      (2,325)
                                                                                -------------
Benefits paid to participants per Form 5500...................................  $   7,317,431
                                                                                -------------
                                                                                -------------

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(7) INVESTMENT FUNDS

    The Plan provides for separate investment funds for participants as described in note 1 to the financial statements. The following pages summarize the net assets available for benefits and the changes in net assets available for benefits for each fund for the years ended December 31, 1996 and 1995.
                                                                    (Continued)

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

            Net Assets Available for Benefits by Investment Program

                                                                                                                           Fidelity
                                   HBO &                   Fidelity     Fidelity    Fidelity    Fidelity     Fidelity       Int'l
                                  Company     Fidelity     Growth &    Retirement    Asset      Managed    Intermediate     Growth
                                  Common      Magellan      Income     Money Mkt    Manager      Income        Bond        & Income
                                   Stock        Fund         Fund         Fund        Fund        Fund         Fund          Fund
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------
December 31, 1996
-----------------
Assets:
  Investments at fair value...  $37,178,326  $23,326,930  $22,435,878  $6,630,055  $4,065,764  $1,714,963   $1,744,475    $1,545,592
  Contributions receivable
    from employer company.....      78,415       68,507       70,083      20,020      16,249       7,510         7,502        9,718
  Contributions receivable
    from participants.........     163,155      158,589      185,218      47,354      46,348      17,037        23,686       23,146
  Loans receivable from
    participants..............     252,247      407,180      375,431     550,217     190,808      84,842        83,991         (848)
  Accrued investment income...      12,523       --           --          --          --          --           --            --
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------
      Total assets............  37,684,666   23,961,206   23,066,610   7,247,646   4,319,169   1,824,352     1,859,654    1,577,608
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------
Liabilities...................      --           --           --          --          --          --           --            --
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------
Net assets available for
  benefits....................  $37,684,666  $23,961,206  $23,066,610  $7,247,646  $4,319,169  $1,824,352   $1,859,654    $1,577,608
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------


                                 Fidelity    Fidelity
                                Blue Chip     Equity
                                  Growth    Income II
                                   Fund        Fund        Total
                                ----------  ----------  ------------
December 31, 1996
-----------------
Assets:
  Investments at fair value...  $5,440,319  $3,723,426  $107,805,728
  Contributions receivable
    from employer company.....     30,963      22,130        331,097
  Contributions receivable
    from participants.........     75,695      62,211        802,439
  Loans receivable from
    participants..............     (9,528 )     3,022      1,937,362
  Accrued investment income...     --          --             12,523
                                ----------  ----------  ------------
      Total assets............  5,537,449   3,810,789    110,889,149
                                ----------  ----------  ------------
Liabilities...................     --          --            --
                                ----------  ----------  ------------
Net assets available for
  benefits....................  $5,537,449  $3,810,789  $110,889,149
                                ----------  ----------  ------------
                                ----------  ----------  ------------

                                                                                                                           Fidelity
                                   HBO &                   Fidelity     Fidelity    Fidelity    Fidelity     Fidelity       Int'L
                                  Company     Fidelity     Growth &    Retirement    Asset      Managed    Intermediate     Growth
                                  Common      Magellan      Income     Money Mkt    Manager      Income        Bond        & Income
                                   Stock        Fund         Fund         Fund        Fund        Fund         Fund          Fund
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------
December 31, 1995
-----------------
Assets:
  Investments at fair value...  $20,386,601  $22,325,414  $15,955,736  $6,044,568  $3,173,483  $1,400,057   $1,346,381    $ 461,479
  Contributions receivable
    from employer company.....      53,075       80,928       54,530      21,582      19,536       8,455        10,168        3,676
  Contributions receivable
    from participants.........     129,305      298,919      210,688     162,396      83,503      21,111        52,055       45,015
  Loans receivable from
    participants..............     123,605      211,690      202,271     621,060     102,667      23,105        29,632          856
  Accrued investment income...      10,642       --           --          --          --          --           --            --
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------
      Total assets............  20,703,228   22,916,951   16,423,225   6,849,606   3,379,189   1,452,728     1,438,236      511,026
Liabilities...................      --           --           --          --          --          --           --            --
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------
Net assets available for
  benefits....................  $20,703,228  $22,916,951  $16,423,225  $6,849,606  $3,379,189  $1,452,728   $1,438,236    $ 511,026
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------
                                -----------  -----------  -----------  ----------  ----------  ----------  ------------   ----------


                                 Fidelity    Fidelity
                                Blue Chip     Equity
                                  Growth    Income II
                                   Fund        Fund        Total
                                ----------  ----------  ------------
December 31, 1995
-----------------
Assets:
  Investments at fair value...  $2,563,562  $1,255,847  $ 74,913,128
  Contributions receivable
    from employer company.....     18,434       8,191        278,575
  Contributions receivable
    from participants.........     81,035      75,375      1,159,402
  Loans receivable from
    participants..............     (9,856 )    (2,200 )    1,302,830
  Accrued investment income...     --          --             10,642
                                ----------  ----------  ------------
      Total assets............  2,653,175   1,337,213     77,664,577
Liabilities...................     --          --            --
                                ----------  ----------  ------------
Net assets available for
  benefits....................  $2,653,175  $1,337,213    77,664,577
                                ----------  ----------  ------------
                                ----------  ----------  ------------


                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

       Changes in Net Assets Available for Benefits by Investment Program

                      For the Year Ended December 31, 1996

                                        HBO &                     Fidelity     Fidelity    Fidelity    Fidelity     Fidelity
                                       Company       Fidelity     Growth &    Retirement    Asset      Managed    Intermediate
                                        Common       Magellan      Income     Money Mkt    Manager      Income        Bond
                                        Stock          Fund         Fund         Fund        Fund        Fund         Fund
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
Additions to net assets attributed
  to:
  Investment income................  $    66,609    $ 3,771,860  $ 1,059,501  $ 335,819   $  309,190  $   88,638   $  109,760
  Unrealized appreciation
    (depreciation) in fair value of
    investments....................    8,607,960     (1,562,119)   1,835,419     --           34,814      --          (41,248)
  Realized gain (loss) on sale of
    investments....................    3,035,321        281,560      606,782     --           84,485      --           (6,275)
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
  Net increase from investment
    activities.....................   11,709,890      2,491,301    3,501,702    335,819      428,489      88,638       62,237
  Contributions:
    Employer.......................      927,855      1,075,583      857,839     92,490      240,557     104,062      126,431
    Participants...................    3,142,699      3,997,950    3,334,740  1,077,317    1,000,904     482,826      550,702
  Interest income on loans to
    participants...................       11,497         13,422       15,267     13,135        3,719       2,192        1,925
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
      Total additions..............   15,791,941      7,578,256    7,709,548  1,518,761    1,673,669     677,718      741,295
Deductions from net assets
  attributed to:
  Benefits expense.................   (2,243,845)    (1,687,036)  (1,528,871)  (626,512 )   (334,009)   (177,363)    (142,124)
  Administrative expense...........      --                 (75)     --          --           --          --          --
  Interfund transfers..............    3,433,342     (4,846,890)     462,708   (494,209 )   (399,680)   (128,731)    (177,753)
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
      Net increase.................   16,981,438      1,044,255    6,643,385    398,040      939,980     371,624      421,418
Net assets available for benefits:
  Beginning of year................   20,703,228     22,916,951   16,423,225  6,849,606    3,379,189   1,452,728    1,438,236
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
  End of year......................  $37,684,666    $23,961,206  $23,066,610  $7,247,646  $4,319,169  $1,824,352   $1,859,654
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------

                                      Fidelity
                                       Int'l      Fidelity    Fidelity
                                       Growth    Blue Chip     Equity
                                      & Income     Growth    Income II
                                        Fund        Fund        Fund        Total
                                     ----------  ----------  ----------  ------------
Additions to net assets attributed
  to:
  Investment income................  $   51,435  $  335,802  $  220,198  $  6,348,812
  Unrealized appreciation
    (depreciation) in fair value of
    investments....................      81,145     278,578     160,766     9,395,315
  Realized gain (loss) on sale of
    investments....................       2,911        (818)     39,199     4,043,165
                                     ----------  ----------  ----------  ------------
  Net increase from investment
    activities.....................     135,491     613,562     420,163    19,787,292
  Contributions:
    Employer.......................      80,249     308,749     195,448     4,009,263
    Participants...................     410,458   1,627,283   1,014,916    16,639,795
  Interest income on loans to
    participants...................       1,533       5,689       2,531        70,910
                                     ----------  ----------  ----------  ------------
      Total additions..............     627,731   2,555,283   1,633,058    40,507,260
Deductions from net assets
  attributed to:
  Benefits expense.................     (54,485)   (253,820)   (234,548)   (7,282,613)
  Administrative expense...........      --          --          --               (75)
  Interfund transfers..............     493,336     582,811   1,075,066       --
                                     ----------  ----------  ----------  ------------
      Net increase.................   1,066,582   2,884,274   2,473,576    33,224,572
Net assets available for benefits:
  Beginning of year................     511,026   2,653,175   1,337,213    77,664,577
                                     ----------  ----------  ----------  ------------
  End of year......................  $1,577,608  $5,537,449  $3,810,789  $110,889,149
                                     ----------  ----------  ----------  ------------
                                     ----------  ----------  ----------  ------------

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

      Changes in Net Assets Available for Benefits by Investment Program

                     For the Year Ended December 31, 1995

                                        HBO &                     Fidelity     Fidelity    Fidelity    Fidelity     Fidelity
                                       Company       Fidelity     Growth &    Retirement    Asset      Managed    Intermediate
                                        Common       Magellan      Income     Money Mkt    Manager      Income        Bond
                                        Stock          Fund         Fund         Fund        Fund        Fund         Fund
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
Additions to net assets attributed
  to:
  Investment
  income...........................  $    48,718    $ 1,289,951  $   750,858  $  327,789 $    84,052  $   58,599  $    60,657
  Unrealized appreciation
    (depreciation) in fair value of
    investments....................    8,252,485      3,471,673    2,786,815         --      335,567         --        56,102
  Realized gain (loss) on sale of
    investments....................    1,869,470        490,953      279,537         --       13,244         --        (2,603)
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
  Net increase from investment
    activities.....................   10,170,673      5,252,577    3,817,210     327,789     432,863      58,599      114,156
  Contributions:
    Employer.......................      563,223      1,023,591      739,073     119,640     277,152      96,667      118,702
    Participants...................    2,112,637      4,681,095    3,593,794   2,220,439   1,213,113     705,686      714,269
  Interest income on loans to
    participants...................        8,892         11,681        7,151       5,750       2,131       1,108          648
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
      Total additions...............  12,855,425     10,968,944    8,157,228   2,673,618   1,925,259     862,060      947,775
Deductions from net assets
  attributed to:
   Benefits expense.................  (1,027,905)    (2,233,610)  (1,229,326)   (986,211)   (232,528)    (35,865)     (59,185)
   Interfund transfers..............     375,150        (87,884)    (422,997)   (451,871)   (602,392)    (66,622)    (171,340)
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
       Net increase.................  12,202,670      8,647,450    6,504,905   1,235,536   1,090,339     759,573      717,250
Net assets available for benefits:
  Beginning of year.................   8,500,558     14,269,502    9,918,320   5,614,070   2,288,850     693,154      720,986
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
   End of year...................... $20,703,228    $22,916,952  $16,423,225  $6,849,606  $3,379,189  $1,452,727   $1,438,236
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------
                                     ------------   -----------  -----------  ----------  ----------  ----------  ------------

                                      Fidelity
                                       Int'l      Fidelity    Fidelity
                                       Growth    Blue Chip     Equity
                                      & Income     Growth    Income II
                                        Fund        Fund        Fund        Total
                                     ----------  ----------  ----------  ------------
Additions to net assets attributed
  to:
  Investment income................  $    14,316 $  136,842   $   37,055  $ 2,808,837
  Unrealized appreciation
    (depreciation) in fair value of
    investments....................         (371)   (98,529)      34,255   14,837,997
  Realized gain (loss) on sale of
    investments....................           73       (244)       1,172    2,651,602
                                      ---------- ----------   ----------  ------------

  Net increase from investment
    activities.....................       14,018     38,069       72,482   20,298,436
  Contributions:
    Employer.......................       15,767     87,302       44,816    3,085,933
    Participants...................      368,893  1,504,035      961,868   18,075,829
  Interest income on loans to
    participants...................           64        555           71       38,051
                                       ----------  ----------  ----------  ------------
      Total additions..............      398,742  1,629,961    1,079,237   41,498,249
Deductions from net assets
  attributed to:
    Benefits expense...............       (6,922)   (24,590)      (2,970)  (5,839,112)
    Interfund transfers............      119,206  1,047,804      260,946          --
                                       ----------  ----------  ----------  ------------

        Net increase...............      511,026  2,653,175    1,337,213   35,659,137
Net assets available for benefits:
    Beginning of year..............          --         --          --     42,005,440
                                       ----------  ----------  ----------  ------------
    End of year....................  $   511,026 $2,653,175  $ 1,337,213  $77,664,577
                                       ----------  ----------  ----------  ------------
                                       ----------  ----------  ----------  ------------

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                           December 31, 1996 and 1995

(8) INVESTMENTS

    During 1996 and 1995 the Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                                       Net
                                                                  Appreciation
                                                                  (Depreciation)   Fair Value
                                                                  in Fair Value      at End
                                                                   During Year      of Year
                                                                  -------------  --------------
Year ended December 31, 1996:
 Fair value as determined by quoted market price:
  HBO & Company Common Stock Fund...............................   $11,643,281   $   37,178,326
  Fidelity Magellan Fund........................................    (1,280,559)      23,326,930
  Fidelity Growth and Income Fund...............................     2,442,201       22,435,878
  Fidelity Retirement Money Market Fund.........................       --             6,630,055
  Fidelity Asset Manager Fund...................................       119,299        4,065,764
  Fidelity Managed Income Fund..................................       --             1,714,963
  Fidelity Intermediate Bond Fund...............................       (47,523)       1,744,475
  Fidelity International Growth and Income Fund.................        84,056        1,545,592
  Fidelity Blue Chip Growth Fund................................       277,760        5,440,319
  Fidelity Equity Income II Fund................................       199,965        3,723,426
                                                                  -------------  --------------
                                                                   $13,438,480   $  107,805,728
                                                                  -------------  --------------
                                                                  -------------  --------------

    The current value of the HBO & Company Common Stock Fund, Fidelity Magellan Fund, Fidelity Growth and Income Fund, Fidelity Retirement Money Market Fund and Fidelity Blue Chip Growth Fund held for investment at December 31, 1996 was $37,178,326, $23,326,930, $22,435,878, $6,630,055 and $5,440,319,
    respectively, each of which represents an investment greater than 5% of the Plan's net assets.

    Year ended December 31, 1995:



Fair value as determined by quoted market price:
  HBO & Company Common Stock Fund....................  $10,121,955 $20,386,601
  Fidelity Magellan Fund.............................    3,962,625  22,325,414
  Fidelity Growth and Income Fund....................    3,066,353  15,955,736
  Fidelity Retirement Money Market Fund..............       --       6,044,568
  Fidelity Asset Manager Fund........................      348,811   3,173,483
  Fidelity Managed Income Fund.......................       --       1,400,057
  Fidelity Intermediate Bond Fund....................       53,499   1,346,381
  Fidelity International Growth and Income Fund......         (298)    461,479
  Fidelity Blue Chip Growth Fund.....................      (98,773)  2,563,562
  Fidelity Equity Income II Fund.....................       35,427   1,255,847
                                                        ----------  ----------
                                                       $17,489,599 $74,913,128
                                                        ----------  ----------
                                                        ----------  ----------

                                                                  (Continued)

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                           December 31, 1996 and 1995



(8) INVESTMENTS, CONTINUED

    The current value of the HBO & Company Common Stock Fund, Fidelity Magellan Fund, Fidelity Growth and Income Fund, and Fidelity Retirement Money Market Fund held for investment at December 31, 1995 was $20,386,601, $22,325,414, $15,955,736 and $6,044,568, respectively, each of which represents an investment greater than 5% of the Plan's net assets.

    The realized gain on the sale of investments during the years ended December 31, 1996 and 1995 was determined as follows:

                                                                     1996           1995
                                                                 -------------  -------------
Aggregate proceeds.............................................  $  23,607,827  $  13,766,954
Aggregate cost.................................................    (19,564,662)   (11,115,352)
                                                                 -------------  -------------
   Realized gain...............................................  $   4,043,165  $   2,651,602
                                                                 -------------  -------------
                                                                 -------------  -------------

    During 1996 and 1995, the balance of unrealized appreciation (depreciation) in the fair value of investments changed as follows:


    Balance, December 31, 1994.....................................             $   5,692,808

       Current unrealized appreciation of investments, net of realized
       gains (losses)..............................................                14,837,997
                                                                                -------------
    Balance, December 31, 1995.....................................             $  20,530,805

       Current unrealized appreciation of investments, net of realized
       gains (losses)..............................................                 9,395,315
                                                                                -------------
    Balance, December 31, 1996.....................................             $  29,926,120
                                                                                --------------
                                                                                --------------


                           SUPPLEMENTARY INFORMATION

                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                         FEI # 37-0986839--Plan #001

           Item 27a--Schedule of Assets Held for Investment Purposes


                                                 December 31, 1996
                                                 -----------------
    (a) Identity of                (b) Identity of Issue         (c) Description      (d) Cost      (e) Current Value
       Party Involved
    -----------------              ---------------------         ---------------    --------------  -----------------
Fidelity Investments                                                     Shares
--------------------                                                     ------
Fidelity........................  Magellan Fund                           289,237  $   20,812,030  $  23,326,930
Fidelity........................  Growth & Income Fund                    730,097      17,890,239     22,435,878
Fidelity........................  Retirement Money Market Fund          6,630,055       6,630,055      6,630,055
Fidelity........................  Asset Manager Fund                      246,859       3,828,264      4,065,764
Fidelity........................  Managed Income Fund                   1,714,963       1,714,963      1,714,963
Fidelity........................  Intermediate Bond Fund                  173,063       1,766,871      1,744,475
Fidelity........................  International Growth & Income Fund       79,058       1,464,818      1,545,592
Fidelity........................  Blue Chip Growth Fund                   166,422       5,260,270      5,440,319
Fidelity........................  Equity Income II Fund                   156,776       3,528,406      3,723,426
                                                                                     --------------  -------------
                                                                                       62,895,916     70,627,402

Company Stock Fund                                                        Shares
-------------------                                                       ------
* HBO & Company................  Common Stock                            626,161      14,983,691     37,178,326

                                                                         Interest
                                                                         --------
Participant Loans...............  Participant Loans                         6-10%        --            1,937,362
-----------------
                                                                                   ---------------   -------------
Total investments held..........                                                   $  77,879,607  $  109,743,090
                                                                                   ----------------  -------------
                                                                                   ----------------  -------------



                                   December 31, 1995
                                   -----------------

    (a) Identity of                (b) Identity of Issue         (c) Description      (d) Cost        (e) Current Value
       Party Involved
    -----------------              ---------------------         ---------------      --------        -----------------
Fidelity Investments                                                  Shares
--------------------                                                  ------
Fidelity.........................  Magellan Fund                      259,658      $  18,248,395      $  22,325,414
Fidelity.........................  Growth & Income Fund               589,861         13,245,517         15,955,736
Fidelity.........................  Retirement Money
                                   Market Fund                      6,044,568          6,044,568          6,044,568
Fidelity.........................  Asset Manager Fund                 200,220          2,970,797          3,173,483
Fidelity.........................  Managed Income Fund              1,400,057          1,400,057          1,400,057
Fidelity.........................  Intermediate Bond
                                   Fund                               129,335          1,327,528          1,346,381
Fidelity.........................  International Growth
                                   & Income Fund                       25,709            461,850            461,479
Fidelity.........................  Blue Chip Growth Fund               83,314          2,662,092          2,563,562
Fidelity.........................  Equity Income II Fund               58,602          1,221,592          1,255,847
                                                                                    --------------    -------------
                                                                                      47,582,396         54,526,527

Company Stock Fund                                                    Shares
-------------------                                                   ------
* HBO & Company..................  Common Stock                       266,057          6,799,927         20,386,601

                                                                     Interest
                                                                     --------
Participant Loans................  Participant Loans                  6-10%                --             1,302,830
-----------------                                                                   ---------------   ----------------
Total investments held                                                             $  54,382,323      $  76,215,958
                                                                                    --------------    ----------------
* Party in interest.                                                                --------------    ----------------



                 HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                         FEI # 37-0986839--Plan #001

                 Item 27d--Schedule of Reportable Transactions

         Transactions or Series of Transactions in Excess of Five Percent
                     of the Current Value of Plan Assets



                                                                          Number of
(a) Identity of             (b) Description               Number of       Shares or     (c) Purchase    (d) Selling    (g) Cost of
    Party Involved              of Assets                Transactions      Units            Price           Price          Assets
    --------------              -----------              ------------     ----------        --------        -------        -------
Category (iii)--A series of transactions in excess of 5% of plan assets:

December 31, 1996
-----------------
HBO & Company                  Common Stock
                               Purchases                     117          433,718        $10,216,175                    $10,216,175
                               Sales                          84           73,613                        $5,067,732       2,032,411

Fidelity                       Magellan
                               Purchases                     217          126,174          9,873,435                      9,873,435
                               Sales                         179           96,596                         7,591,360       7,309,800

Fidelity                       Growth & Income Fund
                               Purchases                     216          270,435          7,790,872                      7,790,872
                               Sales                         157          130,199                         3,752,932       3,146,151

Fidelity                       Retirement Money Mkt Fund
                               Purchases                     183        2,866,332          2,866,332                      2,866,332
                               Sales                         147        2,280,845                         2,280,845       2,280,845

Fidelity                       Blue Chip Growth Fund
                               Purchases                     180          111,501          3,495,527                      3,495,527
                               Sales                         101           28,393                           896,530         897,348



                    (h) Current Value
                        of Assets On
                        Transaction        (i) Net
                        Date                   Gain (Loss)
                        -------------          -----------


December 31, 1996
-----------------
HBO & Company            $10,216,175
                           5,067,732            $3,035,321

Fidelity                   9,873,435
                           7,591,360               281,560

Fidelity                   7,790,872
                           3,752,932               606,781

Fidelity                   2,866,332
                           2,280,845                    --

Fidelity                   3,495,527
                             896,530                  (818)




                                                                          Number of
(a) Identity of             (b) Description               Number of       Shares or     (c) Purchase    (d) Selling    (g) Cost of
    Party Involved              of Assets                Transactions      Units            Price           Price          Assets
    --------------              -----------              ------------     ----------        --------        -------        -------
Category (iii)--A series of transactions in excess of 5% of plan assets:

December 31, 1995
-----------------

HBO & Company                  Common Stock
                               Purchases                     116           87,631        $ 4,802,545                    $ 4,802,545
                               Sales                          86           63,962                       $ 2,869,992       1,000,522

Fidelity                       Magellan
                               Purchases                     175          101,707          8,480,096                      8,480,096
                               Sales                         121           50,759                         4,059,143       3,568,190

Fidelity                       Growth & Income Fund
                               Purchases                     185          249,072          6,048,742                      6,048,742
                               Sales                         127          115,966                         2,792,320       2,512,783

Fidelity                       Retirement Money Mkt Fund
                               Purchases                     161        2,681,481          2,681,481                      2,681,481
                               Sales                         140        2,076,315                         2,076,315       2,076,315

Fidelity                       Asset Manager Fund
                               Purchases                     152          115,677          1,717,364                      1,717,364
                               Sales                         119           67,563                           996,306         983,062


Fidelity                       Blue Chip Growth Fund
                               Purchases                     102           86,627          2,767,888                      2,767,888
                               Sales                          27            3,313                           105,553         105,797



                    (h) Current Value
                        of Assets On
                        Transaction        (i) Net
                        Date                   Gain (Loss)
                        -------------          -----------

December 31, 1995
-----------------
HBO & Company            $ 4,802,545
                           2,869,992            $1,869,470

Fidelity                   8,480,096
                           4,059,143               490,953

Fidelity                   6,048,742
                           2,792,320               279,537

Fidelity                   2,681,481
                           2,076,315                    --

Fidelity                   1,717,364
                             996,306                13,244

Fidelity                   2,767,888
                             105,553                  (244)


                            SIGNATURES
                            __________


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       HBO & COMPANY PROFIT SHARING
                                         AND SAVINGS PLAN



                                       By: /s/ Jay P. Gilbertson
                                          -----------------------------
                                          Jay P. Gilbertson


                                       By: /s/ Michael L. Kappel
                                          ------------------------------
                                          Michael L. Kappel


                                       By: /s/ E. Christine Rumsey
                                          ------------------------------
                                          E. Christine Rumsey


DATE:June 30, 1997                (Each Member of the Committee
     -------------                appointed under and pursuant to the
                                  HBO & Company Profit Sharing and
                                  Savings Plan)

                                 EXHIBIT INDEX

EXHIBIT                                                                 PAGE
NUMBER                         DESCRIPTION                             NUMBER
-------       ---------------------------------------------------      ------


23            Consent of independent public accountants